

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

Sukaran Mehta
Chief Financial Officer
Docebo Inc.
366 Adelaide St W, Suite 701
Toronto, ON M5V 1R7
Canada

>   **Re: Docebo Inc.**
>   **Registration Statement on Form F-3**
>   **Filed January 4, 2022**
>   **File No. 333-262000**

Dear Mr. Mehta:

We have limited our review of your registration statement to the issue addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-3

General

1. Please disclose the aggregate number of shares that you intend to register for resale by the selling shareholder. We are unable to conclude that disclosure of an aggregate dollar amount of securities to be resold, rather than a specified number securities, is permissible. Refer to Securities Act Rule 430B(b)(2), and Securities Act Rules Compliance and Disclosure Interpretations Questions 228.03 and 228.04.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology